SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

KEYNOTE SYSTEMS, INC.
(Name of Subject Company (issuer))

KEYNOTE SYSTEMS, INC., ISSUER
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

493308100
(CUSIP Number of Class of Securities)

John J. Flavio
Chief Financial Officer
Keynote Systems, Inc.
777 Mariners Island Blvd.
San Mateo, CA 94404
(650) 403-2400
(Name, Address and Telephone Number of Person Authorized  to Receive Notices and Communications on behalf of filing persons)

Copies to:
Matthew P. Quilter, Esq.
Jeffrey R. Vetter, Esq.
Fenwick & West LLP
Two Palo Alto Square
Palo Alto, California 94306

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$80,000,000	$7,360

(1)	Calculated solely for purposes of estimating the filing fee. This amount is based upon the purchase of 10,000,000 shares of common stock at the maximum tender offer price of $8.00 per share.
(2)	The fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, is 0.000092 of the transaction valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Issuer Tender Offer Statement on Schedule TO is filed by Keynote Systems, Inc., a Delaware corporation, in connection with its offer to purchase 10,000,000 shares of its common stock, $0.001 par value per share, including the associated preferred stock purchase rights issued under the Rights Agreement, dated as of October 25, 2002, between Keynote and American Stock Transfer & Trust Company, as Rights Agent, at a price specified by Keynote that is not greater than $8.00 nor less than $7.00 per share, net to the seller in cash, without interest, at which Keynote stockholders have indicated they are willing to sell their shares. Keynote’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 29, 2002 (the “Offer to Purchase”) and in the related Letter of Transmittal, which together, as they may be amended or supplemented from time to time, constitute the offer, and each of which is filed as an exhibit hereto. On the terms and subject to the conditions of the offer, Keynote will determine the single per share price, not greater than $8.00 nor less than $7.00 per share, that Keynote will pay for shares properly tendered and not properly withdrawn in the offer taking into account the total number of shares so tendered and the prices specified by all stockholders tendering shares. This Issuer Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

Item 1.    Summary Term Sheet.

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)  The name of the issuer is Keynote Systems, Inc., a Delaware corporation. The address of its principal executive offices is 777 Mariners Island Blvd., San Mateo, California 94404. Its telephone number is (650) 403-2400.

(b)  The class of equity securities to which this Schedule TO relates is common stock, $0.001 par value per share, of Keynote. The information set forth in the Offer to Purchase in Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

(c)  The information set forth in the Offer to Purchase in Section 7 (“Price Range of Shares; Dividends”) is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)  Keynote is filing this Schedule TO. The information set forth in the Offer to Purchase in Section 9 (“Certain Information Concerning Keynote”) and Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)(1)  The information set forth in the Offer to Purchase in the “Summary Term Sheet,” Section 1 (“Number of Shares; Proration”), Section 3 (“Procedures for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 6 (“Conditions of the Offer”), Section 9 (“Certain Information Concerning Keynote”), Section 13 (“United States Federal Income Tax Consequences”), Section 14 (“Extension of the Offer; Termination; Amendment”), and Section 16 (“Miscellaneous”) is incorporated herein by reference.

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(a)(2)  Not applicable.

(b)  The information set forth in the Offer to Purchase in Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(e)  The information set forth in the Offer to Purchase in Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)-(c)  The information set forth in the Offer to Purchase in Section 2 (“Purpose of the Offer; Material Effects of the Offer”), Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”), and Section 11 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a),(b),(d)  The information set forth in the Offer to Purchase in the “Summary Term Sheet” and Section 8 (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

(a),(b)  The information set forth in the Offer to Purchase in Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a)  The information set forth in the Offer to Purchase in Section 15 (“Fees And Expenses”) is incorporated herein by reference.

Item 10.    Financial Statements.

(a),(b)  The information set forth in the Offer to Purchase under Section 9 (“Certain Information Concerning Keynote”), and on pages 39 through 61 of Keynote’s Annual Report on Form 10-K for the fiscal year ended September 30, 2001 (filed with the Securities and Exchange Commission on December 28, 2001), and pages 3 through 13 in Keynote’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (filed with the Securities and Exchange Commission on August 14, 2002), is incorporated herein by reference.

Item 11.    Additional Information.

(a)  The information set forth in the Offer to Purchase in Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”), Section 11 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

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(b)  The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase dated October 29, 2002.

(a)(1)(B)	Letter of Transmittal, including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Keynote’s Stockholders dated October 29, 2002.

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated October 29, 2002.

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated October 29, 2002.

(a)(1)(G)	Letter to Participants in Keynote’s 1999 Employee Stock Purchase Plan dated October 29, 2002.

(a)(2)-(4)	Not applicable.

(a)(5)(A)	Press Release issued by Keynote on October 28, 2002.(1)

(a)(5)(B)	Script of October 28, 2002 Keynote conference call.(1)

(a)(5)(C)	Summary Advertisement dated October 29, 2002.

(b)	Not applicable.

(d)(A)	1999 Equity Incentive Plan and related forms of stock option agreement and stock option exercise agreement.(2)

(d)(B)	Employment Agreement between Keynote and Umang Gupta dated December 9, 1997.(3)

(d)(C)	Amendment Agreement between Keynote and Umang Gupta dated November 12, 2001.(4)

(g)	Not applicable.

(h)	Not applicable.

(1)	Previously filed on Schedule TO filed on October 28, 2002.
(2)	Previously filed as Exhibit 10.04 to Keynote’s Registration Statement on Form S-1 (Reg. No. 333-82781), as amended, filed with the Securities and Exchange Commission on August 23, 1999.
(3)	Previously filed as Exhibit 10.08 to Keynote’s Registration Statement on Form S-1 (Reg. No. 333-82781) filed with the Securities and Exchange Commission on July 13, 1999.
(4)	Previously filed as Exhibit 10.01 to Keynote’s Quarterly Report on Form 10-Q (File No. 000-27241) filed with the Securities and Exchange Commission on February 14, 2002.

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KEYNOTE SYSTEMS, INC.

By:	/S/ JOHN J. FLAVIO
Name:	John J. Flavio
Title:	Senior Vice President of Finance and Chief Financial Officer

Date: October 29, 2002

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EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase dated October 29, 2002.

(a)(1)(B)	Letter of Transmittal, including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Keynote’s Stockholders dated October 29, 2002.

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated October 29, 2002.

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated October 29, 2002.

(a)(1)(G)	Letter to Participants in Keynote’s 1999 Employee Stock Purchase Plan dated October 29, 2002.

(a)(2)-(4)	Not applicable.

(a)(5)(A)	Press Release issued by Keynote on October 28, 2002.(1)

(a)(5)(B)	Script of October 28, 2002 Keynote conference call.(1)

(a)(5)(C)	Summary Advertisement dated October 29, 2002.

(b)	Not applicable.

(d)(A)	1999 Equity Incentive Plan and related forms of stock option agreement and stock option exercise agreement.(2)

(d)(B)	Employment Agreement between Keynote and Umang Gupta dated December 9, 1997.(3)

(d)(C)	Amendment Agreement between Keynote and Umang Gupta dated November 12, 2001.(4)

(g)	Not applicable.

(h)	Not applicable.

(1)	Previously filed on Schedule TO filed on October 28, 2002.
(2)	Previously filed as Exhibit 10.04 to Keynote’s Registration Statement on Form S-1 (Reg. No. 333-82781), as amended, filed with the Securities and Exchange Commission on August 23, 1999.
(3)	Previously filed as Exhibit 10.08 to Keynote’s Registration Statement on Form S-1 (Reg. No. 333-82781) filed with the Securities and Exchange Commission on July 13, 1999.
(4)	Previously filed as Exhibit 10.01 to Keynote’s Quarterly Report on Form 10-Q (File No. 000-27241) filed with the Securities and Exchange Commission on February 14, 2002.